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                               IHF CAPITAL, INC.
                              1500 SOUTH 1000 WEST
                               LOGAN, UTAH  84321


                                                     December 19, 1996


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  IHF Capital, Inc. (the "Company")
          File No.  333-04279
          -------------------

Ladies and Gentlemen:

     Pursuant to the Securities Act of 1933, as amended, and Rule 477 thereunder, I am requesting, as agent for service for the Company, the withdrawal of the Company's Registration Statement on Form S-1 (the "Registration Statement") initially filed with the Securities and Exchange Commission (the "Commission") via EDGAR on May 22, 1996. No securities have been issued or sold under the Registration Statement.

     The Company has determined not to proceed with the offering and sale of such shares. It requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

     If you have any questions concerning the foregoing, please call Michael J. Stick at (617) 951-7830 or Alison Tschopp Bomberg at (617) 951-7581.

                                     Very truly yours,

                                     /s/Scott R. Watterson

                                     Scott R. Watterson
                                     as Agent for Service
                                     for the Company

MSY:3163150.02

cc:  Alfred O. Rose, Esq.
     Alison Tschopp Bomberg, Esq.
     Michael J. Stick, Esq.